UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                Form 40-F  ☐

14 May 2026

Elevra Announces Successful Completion of
A$275 million Institutional Placement

North American lithium producer Elevra Lithium Limited (“Elevra” or the “Company”) (ASX: ELV; NASDAQ: ELVR) is pleased to announce the successful completion of its fully underwritten A$275 million institutional placement via the issue of approximately 22.5 million new fully paid ordinary shares (“New Shares”) to eligible institutional investors at a price of A$12.20 per New Share.
Highlights
•	Successful completion of underwritten A$275 million institutional placement at A$12.20 per New Share.
•
The placement received strong support from existing shareholders and a cohort of new domestic and global institutional investors, reflecting recognition of the Company’s accelerated North American Lithium (“NAL”) Brownfield expansion strategy and key Moblan technical and pre-development workstreams to final investment decision (“FID”).

The fully underwritten placement is to raise approximately A$275 million at an issue price of A$12.20 per New Share ("Offer Price") (“Placement”). Approximately 22.5 million New Shares will be issued under the Placement representing 13.3% of existing shares on issue. All New Shares offered under the Placement will be issued at the Offer Price, representing a:
•	11.2% discount to Elevra's last close price of A$13.74 as at Monday, 11 May 2026; and
•	8.7% discount to the 5-day volume weighted average price (“VWAP”) on Monday, 11 May 2026 of A$13.36.
The New Shares issued under the Placement are expected to settle on Friday, 15 May 2026 and be allotted (issued) and commence trading on the ASX on Monday, 18 May 2026 (Australian time).
Following the Placement, Elevra will offer eligible shareholders with registered addresses in Australia and New Zealand the opportunity to participate in a Share Purchase Plan (SPP) at an issue price which is the lower of: (A) the 5-day VWAP of Elevra’s ordinary shares traded on the ASX leading up to (and including) the SPP closing date; or (B) the Offer Price of A$12.20 per share to raise up to approximately A$20 million. Holders of the Company’s ordinary shares in the United States and holders of its American Depositary Shares are not eligible to participate in the SPP.
Together, the fully underwritten Placement, a strategic Convertible Notes investment announced yesterday and the SPP are expected to fully fund the NAL Brownfield Expansion project, alongside funding key Moblan technical and pre-development activities through to FID while maintaining prudent liquidity and optionality through market cycles.
Elevra Managing Director and CEO Lucas Dow said:
“The strong investor support received for the Placement from existing and new institutions suggest significant validation for the NAL Brownfield Expansion and Elevra’s growth strategy. We are delighted to now focus on this next stage of growth as we materially increase production at NAL and advance Moblan towards development, at a time when the broader lithium market continues to strengthen”.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

For more information, please contact:
Andrew Barber
Chief Development and Investor Relations Officer
Email: ir@elevra.com
Phone: +61 7 3369 7058
Disclaimer
Not an Offer
This announcement is not and should not be considered an offer, invitation, solicitation or other recommendation with respect to the subscription for, purchase or sale of any securities in Elevra (including New Shares). This announcement has been made available for information purposes only and does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, or any other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission (ASIC) or any foreign regulator), and is not subject to the disclosure requirements affecting disclosure documents under Chapter 6D of the Corporations Act.
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction. The distribution of this announcement (including any electronic copy of this announcement) outside Australia is restricted by law. Persons who come into possession of this announcement should observe any such restrictions, as any non-compliance could contravene applicable securities laws. Please refer to the "International offer restrictions" section of Equity Raising Presentation released to the ASX by Elevra on or around the date of this announcement in for more information. By accessing this announcement, you represent and warrant that you are entitled to receive such announcement in accordance with these restrictions, and agree to be bound by the limitations contemplated by them.
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933 (the "US Securities Act") or an exemption therefrom. Elevra has not registered, and does not intend to register, any of the New Shares under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Shares will not be offered or sold to the public in the United States.
No investment or financial product advice
This announcement, and the information provided in it, does not constitute, and is not intended to constitute, financial product or investment advice, or a recommendation to acquire New Shares or invest in the Company, nor does it constitute, and is not intended to constitute, accounting, legal or tax advice and must not be relied upon as such. This announcement does not, and will not, form any part of any contract or commitment for the acquisition of New Shares. This announcement has been prepared without taking into account the objectives, financial or tax situation or particular needs of any individual. Before making an investment decision (including any investment in New Shares or Elevra generally), prospective investors should consider the appropriateness of the information and an investment having regard to their own objectives, financial and tax situation and needs, and seek professional advice from their legal, financial, taxation or other independent adviser (having regard to the requirements of all relevant jurisdictions). Elevra is not licensed to provide financial product advice in respect of an investment in shares. Cooling off rights do not apply to the acquisition of New Shares. Any investment in any publicly-traded company, including Elevra, is subject to significant risks of loss of income and capital.

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Forward-looking statements
This announcement may contain certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward looking words such as "may", "will", "expect", "intend", "plan", "estimate", "target", "propose", "anticipate", "continue", "forecasts", "outlook" and "guidance", or other similar words (or the negative thereof). These forward-looking statements included all matters that are not historical facts. Such forward-looking statements may include, but are not limited to, statements regarding: Elevra's intent, belief or current expectations with respect to the timetable, conduct and outcome of the Equity Raising and the use of proceeds thereof, statements about the plans, objectives and strategies of the management of Elevra, statements about the industry and markets in which Elevra operates, statements about the future performance of Elevra's business and its financial condition, indicative drivers, forecasted economic indicators and the outcome of the Equity Raising and the use of proceeds.
By their nature, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements to be materially greater or less than estimated (refer to the "Key Risks" section of the Equity Raising Presentation released to the ASX by Elevra on or around the date of this announcement).
These factors may include, but are not limited to, funding, servicing and liquidity risk, strategic execution and transformation risk, changes in commodity and energy prices, foreign exchange fluctuations and general economic conditions, capital market conditions, increased costs, a reduction in demand for Elevra's products, supply chain disruptions, political and social risks, changes to the regulatory framework within which Elevra operates or may in the future operate, environmental conditions including climate change and extreme weather conditions, environmental issues, the recruitment and retention of key personnel, industrial relations issues and litigation.
Any such forward-looking statements, opinions and estimates in this announcement (including any statements about market and industry trends) are based on assumptions and contingencies, all of which are subject to change without notice, and may ultimately prove to be materially incorrect. Accordingly, prospective investors should consider any forward-looking statements in this announcement in light of those disclosures, and not place undue reliance on any forward-looking statements. Forward-looking statements are provided as a general guide only and should not be relied upon as, and are not, an indication or guarantee of future performance. All forward-looking statements involve significant elements of subjective judgement, assumptions as to future events that may not be correct, known and unknown risks, uncertainties and other factors – many of which are outside the control of Elevra. Except as required by applicable law or regulation (including the ASX Listing Rules), Elevra does not make any representations, and provides no warranties, concerning the accuracy of any forward-looking statements, and disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results, or otherwise. To the maximum extent permitted by law, neither Elevra nor any of its directors, officers, agents, employees or advisors give any representation or warranty, express or implied, as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this announcement.
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcements.

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About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States and Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.
In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.
For more information, please visit us at www.elevra.com

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELEVRA LITHIUM LIMITED

Date: May 14, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel